SBOR, INC.

13100 Boones Ferry Rd.

Lake Oswego, OR 97035

(503) 882-8980

VIA EDGAR CORRESPONDENCE ONLY

May 3, 2013

Jennifer Gowetski

Senior Counsel

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:       SBOR, Inc.

            Registration Statement on Form S-1

            Filed April 25, 2013

            File No. 333-186869

Dear Ms. Gowetski:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for SBOR, Inc. (the “Company”).  We request that the registration statement be made effective as of Thursday, May 9, 2013, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

SBOR, Inc.

/s/ John Kitchen

___________________________________

John Kitchen

CEO, CFO